

02005875

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
[Was]hington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-043009

FEB 27 2002

340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

WG Trading Company LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One East Putnam Avenue
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Duffy (203) 863-8410
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

333 Ludlow Street	Stamford	CT	06902-6982
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

BB 3/21

AFFIRMATION

We, Paul R. Greenwood and Stephen Walsh, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to WG Trading Company LP for the year ended December 31, 2001, are true and correct and such financial statements and supplemental schedules will be made available promptly to all members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the partnership nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date

Paul R. Greenwood
Managing General Partner
Title



Signature Date

Stephen Walsh
Managing General Partner
Title



Notary Public

DEBORAH DUFFY
NOTARY PUBLIC
My Commission Expires June 30, 2004

WG TRADING COMPANY LP

TABLE OF CONTENTS



FEB 27
340

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
P.O. Box 10098
Stamford, Connecticut 06904

Tel: (203) 708-4000
Fax: (203) 708-4797
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the General Managing Partners of
WG Trading Company LP

We have audited the accompanying statement of financial condition of WG Trading Company LP (the "Partnership"), including the condensed schedule of investments, as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement, including the condensed schedule of investments, is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition, including the condensed schedule of investments, presents fairly, in all material respects, the financial position of WG Trading Company LP at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 6, 2002

WG TRADING COMPANY LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH	$ 202,757
SECURITIES OWNED - At market value	3,959,097,789
SECURITIES PLEDGED - At market value	8,053,764,855
RECEIVABLES FROM BROKER-DEALERS	67,720,590
MEMBERSHIP IN EXCHANGE	772,500
OTHER ASSETS	7,731,867
TOTAL ASSETS	$ 12,089,290,358

LIABILITIES AND PARTNERS' CAPITAL

PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATION	$ 2,408,751,214
PAYABLE UNDER SECURITIES LOAN AGREEMENTS	8,009,811,646
OTHER LIABILITIES	1,182,515
Total liabilities	10,419,745,375
COMMITMENTS AND CONTINGENCIES (Note 8)	
PARTNERS' CAPITAL	1,669,544,983
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 12,089,290,358

See notes to statement of financial condition.

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2001

No. of Shares or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Market Value
	Securities Owned and Pledged, at Market Value		
	Common stock:	688.7 %	
	United States:	100.0	
	Aerospace/Defense	5.6	$ 94,024,966
	Agricultural	0.6	10,546,534
	Air Transport	2.5	41,224,585
	Aluminum	2.7	45,199,228
	Auto Related	5.6	94,081,510
	Banks and Financial Institutions:	77.2	
5,572,086	Citigroup	16.8	281,278,920
1,703,979	Bank of America	6.4	107,265,473
1,081,966	Federal National Mortgage Association	5.2	86,016,297
	Other	48.8	814,965,442
	Beverages:	17.1	
2,693,298	Coca-Cola Co.	7.6	126,989,005
1,894,896	Pepsico	5.5	92,262,491
	Other	4.0	66,717,442
	Biotechnology	7.7	128,774,342
	Broadcasting	4.8	80,311,469
	Building Materials	0.8	12,622,404
	Chemicals	8.6	144,368,655
	Communications	10.7	178,185,651
	Computers:	73.5	
5,834,330	Microsoft Corp.	23.2	386,524,363
1,865,704	IBM	13.5	225,675,568
7,945,900	Cisco Systems	8.6	143,900,254
	Other	28.2	471,429,165
	Construction	0.3	5,598,293
	Consumer Products	5.0	83,431,671
	Containers and Packaging	0.7	12,001,729
	Distributors	4.4	72,737,678
	Electrical Equipment and Electric Providers:	46.4	
10,751,841	General Electric	25.8	430,933,807
	Other	20.6	343,187,132

(Continued)

See notes to statement of financial condition.

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2001

No. of Shares or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Market Value
	Securities Owned and Pledged, at Market Value		
	Common stock:	688.7 %	
	United States:	100.0	
	Electronics:	29.1	
7,271,067	Intel Corp.	13.7	$228,675,063
	Other	15.4	256,379,261
	Engineering & Construction	0.3	4,777,563
	Entertainment:	17.0	
4,794,262	AOL Time Warner	9.2	153,895,803
1,920,614	Viacom	5.1	84,795,111
	Other	2.7	45,912,518
	Equipment	3.5	58,676,592
	Foods	9.4	157,609,222
	Footwear	1.1	18,247,883
	Gaming	0.7	11,870,658
	Gold & Precious Metal Mining	1.0	17,196,348
	Hardware & Tools	0.5	7,565,509
	Health Care:	87.8	
6,808,827	Pfizer	16.3	271,331,746
3,322,187	Johnson & Johnson	11.8	196,341,247
2,463,622	Merck & Co.	8.7	144,860,981
2,095,545	Bristol Myers Squibb	6.4	106,872,795
1,217,573	Eli Lily & Co.	5.7	95,628,175
1,681,407	Abott Laboratories	5.6	93,738,440
1,428,796	American Home Products	5.3	87,670,923
	Other	28.0	469,359,554
	Homebuilding	0.6	9,996,251
	Houseware:	13.1	
1,403,223	Procter & Gamble	6.7	111,037,043
	Other	6.4	108,098,433
	Insurance:	29.0	
2,829,442	American International Group	13.5	224,657,678
	Other	15.5	259,792,395
	Investment	7.1	117,823,411
	Iron/Steel	0.6	9,427,385

(Continued)

See notes to statement of financial condition.

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2001

No. of Shares or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Market Value
	Securities Owned and Pledged, at Market Value		
	Common stock:	688.7 %	
	United States:	100.0	
	Leisure Time	1.9	$ 31,629,084
	Lodging/Hotel	2.4	39,403,620
	Machinery and Engineering	2.9	47,647,265
	Manufacturing:	20.0	
2,160,797	Tyco Labs	7.6	127,270,947
	Other	12.4	207,103,900
	Medical & Dental Instruments	0.1	1,168,508
	Metals/Mining	0.5	8,988,839
	Natural Gas	4.6	76,996,147
	Office Equipment	0.6	10,849,721
	Oil/Gas:	43.5	
7,408,631	Exxon Mobil Corp.	17.4	291,159,221
2,300,388	Royal Dutch Petrol	6.8	112,765,012
1,155,389	Chevron Texaco Corp.	6.2	103,534,409
	Other	13.1	218,852,809
	Paper	3.4	57,592,601
	Personal Care	3.2	52,980,378
	Photography	1.1	17,541,753
	Power Producers	0.9	15,034,786
	Publishing	4.0	66,389,992
	Railroads	2.6	43,321,767
	Real Estate Investment Trusts	1.5	25,353,263
	Restaurants	3.7	62,267,691
	Retail:	49.2	
4,827,244	Wal Mart Stores	16.6	277,807,907
2,537,948	Home Depot Inc.	7.8	129,460,733
	Other	24.8	413,512,670
	Savings & Loans Companies	3.1	51,947,344
	Services	16.2	269,877,276
	Speciality Printing	0.4	7,070,121

(Continued)

See notes to statement of financial condition.

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2001

No. of Shares or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Market Value
	Securities Owned and Pledged, at Market Value		
	Common stock:	688.7 %	
	United States:	100.0	
	Telecommunications:	37.4	
3,640,736	SBC Communications	8.5	$ 142,607,622
2,939,886	Verizon Communications	8.4	139,526,987
	Other	20.5	342,476,893
	Textiles	0.8	12,900,457
	Tobacco	6.9	
2,346,637	Philip Morris Co. Inc.	6.4	107,593,303
	Other	0.5	7,082,578
	Truckers	0.2	2,831,250
	Trucks & Parts	0.6	9,722,739
	Utilities	0.1	2,045,142
	Waste Management	1.5	25,154,498
	Other		5,819,435
	Total Common Stock, at Market Value (cost of $12,917,531,680)		11,497,780,730
$ 517,000,000	U.S. T-Bills (Maturity 3/21/02), at Market Value (cost of $511,440,111)	30.9 %	515,081,914
	Total Securities Owned and Pledged, at Market Value		$ 12,012,862,644

(Concluded)

See notes to statement financial condition.

1. NATURE OF OPERATIONS

Business - WG Trading Company LP (the "Partnership") is a limited partnership organized primarily for the purpose of entering into various trading strategies, including index arbitrage. The Partnership is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Partnership is a commodity pool as defined in Commodity Futures Trading Commission Regulation 4.10(d)(l).

The Partnership has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions (the "Agreement"). Accordingly, the Partnership operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Securities owned and pledged are valued at the last recorded sales price on the date of valuation or, if such price is not available, at the average of the closing bid and asking prices. Unrealized gains and losses are included in operating results.

Payable under Securities Loan Agreement - Securities lending transactions are recorded at the amount of cash collateral received. The Partnership monitors the market value of securities loaned with additional collateral obtained or refunded, as necessary, on a daily basis. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* (SFAS No. 140), the Partnership classifies securities loaned and collateral received, including accrued interest payable thereon, in its Statement of Financial Condition as follows:

- Securities pledged, at market value
- Payable under securities loan agreement

Securities lending activities are transacted under master securities loan agreements.

Membership in Exchange - Exchange membership is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. No impairment adjustment was recorded as of December 31, 2001.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ significantly from those estimates.

3. CLEARING AGREEMENT

Pursuant to an agreement between the Partnership and its clearing organization, the clearing organization has liens upon all of the Partnership's property including, but not limited to, securities, deposits and receivables. These liens secure the Partnership's liabilities and obligations to the clearing organization.

4. REGULATORY NET CAPITAL REQUIREMENT

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934 which requires that net capital, as defined, should be at least the greater of $250,000 or 2% of aggregate debits, as defined. Regulatory net capital and the related regulatory net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Partnership had regulatory net capital and minimum regulatory net capital requirements of $843,391,528 and $250,000, respectively.

5. DERIVATIVE FINANCIAL INSTRUMENTS

The Partnership is party to financial futures contracts as part of its futures trading activities. Financial futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount of a financial instrument at a specified future date and price. Maintaining a financial futures contract will typically require the Partnership to deposit margin with its clearing broker as security for its obligations. Financial futures contracts provide for daily cash settlements with realized gains or losses based upon fluctuations in market value. Market values are based on quoted market prices. Open equity in financial futures contracts is recorded as receivable from and payable to broker-dealers and clearing organization, as applicable. Based upon fluctuations in market value, additional margin may be required to be deposited as security. The net contract amount of futures at December 31, 2001 was approximately $11.4 billion.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases - As of December 31, 2001, the minimum total rental commitments under noncancelable leases for office space and equipment are as follows:

2002	446,834
2003	434,884
2004	331,184
2005	194,682
2006	199,374
After 2006	100,860
	$1,707,818

Concentration of Credit Risk - The Partnership is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty.

The Partnership does not anticipate nonperformance by counterparties in the above situations.

* * * * * *

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
P.O. Box 10098
Stamford, Connecticut 06904

Tel: (203) 708-4000
Fax: (203) 708-4797
www.us.deloitte.com

Deloitte & Touche

February 6, 2002

WG Trading Company LP
One East Putnam Ave.
Greenwich, CT

In planning and performing our audit of the financial statements of WG Trading Company LP (the "Partnership") for the year ended December 31, 2001 (on which we issued our report dated February 6, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities. In addition, we did not review the practices and procedures followed by the Partnership in making: (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act, (2) the daily computations of the segregation requirements of Section 4(d)2 of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations, and (3) the daily computations of the foreign futures and foreign options secured amount requirement pursuant to Regulation 30.7 of the Commodity Exchange Act, because the Partnership has made a claim of exemption from these regulatory requirements to the Commodity Futures Trading Commission pursuant to Regulation 4.7 of the Commodity Exchange Act.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are

safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001 to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, the Commodity Futures Trading Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

WG TRADING COMPANY LP
(SEC I.D. No. 8-043009)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.